ENTOURAGE MINING LTD.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

SEPTEMBER 30, 2009
(Unaudited)
(Stated in Canadian Dollars)

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	SEPTEMBER 30	DECEMBER 31
	2009	2008
	(unaudited)

ASSETS

Current
Cash	$459	$894
Advances and prepaid expenses	1,377	1,084
Goods and services & Quebec sales tax receivable	7,144	12,631
	8,980	14,609
Equipment (net of accumulated amortization)	1,677	2,064
	10,657	16,673

LIABILITIES

Current
Accounts payable and accrued liabilities	$123,904	$139,408
Amounts payable to related parties	83,764	428,752
Loan payable (Note 4)	26,862	-
	234,530	568,160

SHAREHOLDERS’ DEFICIENCY

Capital Stock (Note 3)
Authorized:
100,000,000 common voting shares without par value
Issued:
7,268,693 common voting shares at September 30,
2009 and 7,698,193 at December 31, 2008	11,124,733	12,383,714

Other Contributed Capital	3,035,356	3,035,356

Deficit Accumulated During the Exploration Stage	(14,383,962)	(15,970,557)
	(223,873)	(551,487)

	$10,657	$16,673

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16
	THREE MONTHS ENDED		NINE MONTHS ENDED		1995 TO
	SEPTEMBER 30		SEPTEMBER 30		SEPTEMBER 30
	2009	2008	2009	2008	2009

Expenses
Amortization	$129	$175	$387	$525	$6,167
Consulting	-	15,000	-	45,000	268,235
Deferred tax recovery	-	-	-	-	(67,162)
Exploration and mineral
properties acquisition
& evaluation costs
(net recovery)	45,250	(49,237)	89,321	(58,722)	11,021,508
Financing fee – stock
based compensation	-	-	-	-	11,300
Interest expense and
bank charges	167	76	606	268	14,423
Management fees	19,500	75,000	58,500	225,000	1,005,654
Office and sundry	8,077	6,924	26,314	18,934	509,556
Professional fees	47,351	3,574	90,236	44,779	483,508
Stock-based
compensation	-	-	-	-	2,713,558
Travel & promotion	810	6,584	1,508	12,005	270,682
	121,284	58,096	266,872	287,789	16,237,429

Gain on settlement of
property option dispute	(1,853,467)	-	(1,853,467)	-	(1,853,467)

Loss (Gain) for the Period	(1,732,183)	58,096	(1,586,595)	287,789	$14,383,962

Deficit, Beginning Of
Period	16,116,145	15,785,410	15,970,557	15,555,717

Deficit, End Of Period	$14,383,962	$15,843,506	$14,383,962	$15,843,506

Loss (Gain) Per Share	$(0.21)	$0.01	$(0.23)	$0.04

Weighted Average
Number Of Shares
Outstanding	7,983,065	7,698,189	6,984,713	7,698,189

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)
(Stated in Canadian Dollars)

					INCEPTION
					JUNE 16,
	THREE MONTHS ENDED		NINE MONTHS ENDED		1995 TO
	SEPTEMBER 30		SEPTEMBER 30		SEP. 30
	2009	2008	2009	2008	2008
Cash provided by (used in)

Operating Activities
Net loss/gain for the period	$1,732,183	$(58,096)	$1,586,595	$(287,789)	$(14,383,962)
Items not involving cash:
Amortization	129	175	387	525	6,167
Stock based compensation	-	-	-	-	2,724,858
Mineral property option	-
payments paid with stock		-	-	-	9,030,361
Shares issued for debt	-	-	-	-	23,306
Return shares to treasury	(1,949,220)		(1,949,220)		(1,949,220)
Deferred tax recovery	-	-	-	-	(67,162)
Changes in non-cash operating
working-capital
Advances & prepaid expenses	95,754	-	(293)	-	(1,377)
Goods & Services and
Quebec sales tax	9,340	(638)	5,487	12,973	(7,144)
Accounts payable and accrued
liabilities	58,236	22,715	(15,504)	126,739	123,904
Loan payable	26,862	-	26,862	-	26,862
Amounts payable to related
parties	15,794	51,416	(344,988)	162,424	386,762
	(10,922)	15,572	(690,674)	14,872	(4,086,645)

Investing Activity
Capital assets	-	-	-	-	(7,845)
	-		-	-
Financing Activities
Net proceeds on sale of
common stock	7,182	-	690,239	-	4,094,949
	7,182	-	690,239	-	4,094,949

Net Change in Cash	3,740	15,572	(435)	14,872	459

Cash, Beginning Of Period	4,199	1,539	894	2,239	-

Cash, End Of Period	$459	$17,111	$459	$17,111	$459

See accompanying notes to the financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY(DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Share issued for cash	1	1	-	-	-	1
Loss for the period	-	-	-	-	(38,624)	(38,624)
Balance, December 31, 1995	1	1	-	-	(38,624)	(38,623)
Shares issued for cash	913,000	276,500	-	-	-	276,500
Loss for the year	-	-	-	-	(210,592)	(210,592)
Balance, December 31,1996	913,001	276,501	-	-	(249,216)	27,285
Loss for the year	-	-	-	-	(74,529)	(74,529)
Balance, December 31, 1997	913,001	276,501	-	-	(323,745)	(47,244)
Loss for the year	-	-	-	-	(60,148)	(60,148)
Balance, December 31, 1998	913,001	276,501	-	-	(383,893)	(107,392)
Loss for the year	-	-	-	-	(70,046)	(70,046)
Balance, December 31, 1999	913,001	276,501	-	-	(453,939)	(177,438)
Loss for the year	-	-	-	-	(66,855)	(66,855)
Balance, December 31, 2000	913,001	276,501	-	-	(520,794)	(244,293)
Loss for the year	-	-	-	-	(58,749)	(58,749)
Balance, December 31, 2001	913,001	276,501	-	-	(579,543)	(303,042)
Forgiveness of amounts due to related
party	-	-	-	200,671	-	200,671
Loss for the year	-	-	-	-	(59,428)	(59,428)
Balance, December 31, 2002	913,001	276,501	-	200,671	(638,971)	(161,799)
April 25, 2003 – shares issued for
mineral property	600,000	60,000	-	-	-	60,000
Loss for the year	-	-	-	-	(319,515)	(319,515)
Balance, December 31, 2003	1,513,001	336,501	-	200,671	(958,486)	(421,314)
February 5, 2004 – shares issued for
cash at $2.20 per share	99,750	219,450	-	-	-	219,450
February 5, 2004 – deferred tax
recovery on 10,800 flow-through
shares	-	(2,376)	-	-	-	(2,376)
June 8, 2004 – shares issued for cash
at $4.04 per share	69,800	282,331	-	-	-	282,331
August 24, 2004 – stock options
exercised at $3.30 per share	10,000	32,983	-	-	-	32,983
December 31, 2004 – shares issued
for cash at $1.80 per share inclusive
of 13,250 shares as finders’ fees
	294,800	510,876	-	-	-	510,876
August 24, 2004 – shares issued for
mineral property database at $3.90
per share	15,000	58,788	-	-	-	58,788
September 24, 2004 – shares returned
on cancellation of escrow	(375,000)	(7,500)	-	7,500	-	-
Stock based compensation	-	-	-	421,000	-	421,000
Loss for the year	-	-	-	-	(956,446)	(956,466)
Balance, December 31, 2004	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2004,
carried forward	1,627,351	1,431,053	-	629,171	(1,914,932)	145,292
January 6, 2005, refund for
overpayment in 2004 private			-
placement	-	(3,000)		-	-	(3,000)
March 21, 2005, shares issued for
property acquisition at
U.S. $3.00 per share	12,500	45,604	-	-	-	45,604
Sept. 22, 2005, flow-through shares
issued at $2.00 per share	29,500	59,000	-	-	-	59,000
September, 2005, deferred tax
recovery on 29,500 flow-through
shares	-	(20,119)		-	-	(20,119)
Sept. 22, 2005, units issued at
U.S. $1.50 per unit	55,000	97,152	-	-	-	97,152
Oct. 7, 2005, units issued at
U.S. $1.10 per unit	127,500	165,154	-	-	-	165,154
Oct.-Dec 2005, shares issued on
exercise of stock options at			-
U.S. $1.50 per share	25,000	44,147		-	-	44,147
Oct. 2005, shares issued on exercise
of warrants at $3.00 per share	5,000	15,000	-	-	-	15,000
Nov. 17, 2005, units issued at
U.S. $1.50 per share inclusive of
20,000 shares finders’ fees	553,334	944,800	-	-	-	944,800
Stock based compensation	-	-	-	163,400	-	163,400
Forgiveness of amounts due to
related party	-	-	-	102,327	-	102,327
Obligation to issue shares	-	-	8,638,667		-	8,638,667
Loss for the year		-	-	-	(10,068,841)	(10,068,841)
Balance, December 31, 2005	2,435,185	2,778,791	8,638,667	894,898	(11,983,773)	328,583
January 3, 2006, shares issued for
property acquisition at a deemed
price of US $1.50 per share	4,888,889	8,638,667	(8,638,667)	-	-	-
Jan.-Aug. 2006, shares issued on
exercise of stock options at
US $1.50 per share	41,000	69,317	-	-	-	69,317
February 2006, shares issued on
exercise of warrants at $3.00
per share	74,450	223,350	-	-	-	223,350
March 7, 2006, shares issued for
property acquisition at
U.S. $3.60 per share	12,500	51,772	-	-	-	51,772
May 24, 2006, shares issued for
flow-through private placement
at US $2.50 per share	34,000	93,585	-	-	-	93,585
Aug.-Nov. 2006, shares issued on
exercise of warrants at US $2.50
per share	95,500	269,149	-	-	-	269,149
Dec. 2006, shares issued for flow-
through private placement
at $2.30 per share	20,000	46,000	-	-	-	46,000
Stock based compensation	-	-	-	2,027,384	-	2,027,384
Deferred tax recovery on 54,000
flow-through shares	-	(44,667)		-	-	(44,667)
Loss for the year	-	-	-	-	(2,973,161)	(2,973,161)
Balance, December 31, 2006	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312

The accompanying notes are an integral part of these consolidated financial statements

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
(Stated in Canadian Dollars)

					DEFICIT
					ACCUMULATED
	NUMBER		OBLIGATION	ADDITIONAL	DURING
	OF		TO ISSUE	PAID-IN	EXPLORATION
	SHARES	AMOUNT	SHARES	CAPITAL	STAGE	TOTAL
		$	$	$	$	$

Balance, December 31, 2006,
carried forward	7,601,524	12,125,964	-	2,922,282	(14,956,934)	91,312
March 12, 2007, shares issued for
Property option payment at
US$3.00 per share deemed price	50,000	175,530	-	-	-	175,530
March 27, 2007, shares issued for
options exercise at US$1.50 per share	5,000	8,760	-	-	-	8,760
March 31, 2007, shares issued for
Private Placement at US$1.50 per share
net of finder’s fee of $4,537	26,667	41,647	-	-	-	41,647
Stock based compensation	-	-	-	113,074	-	113,074
April 3, 2007, shares issued for
Options exercise at US$1.50 per share	5,000	8,507	-	-	-	8,507
June 18, 2007, shares issued for debt			-
at US$2.00 per share	10,000	23,306		-	-	23,306
Loss for the year	-	-	-	-	(598,783)	(598,783)
Balance, December 31, 2007	7,698,191	12,383,714	-	3,035,356	(15,555,717)	(136,647)
Loss for the year	-	-	-	-	(414,840)	(414,840)
Balance, December 31, 2008	7,698,191	12,383,714	-	3,035,356	(15,970,557)	(551,487)
Adjustment	2	-	-	-	-	-
June 22, 2009, shares issued for Private
Placement at US$0.15 per share	4,037,500	683,057	-	-	-	683,057
July 24, 2009, shares returned to treasury
@ prevailing mkt. price of US$0.40
per share	(4,500,000)	(1,949,220)	-	-	-	(1,949,220)
August 21, 2009, warrants exercise @
US$0.20 per share	33,000	7,182	-	-	-	7,182
Gain for the period	-	-	-	-	1,586,595	1,586,595
Balance, September 30, 2009	7,268,693	11,124,733	-	3,035,356	(14,383,962)	(223,873)

The accompanying notes are an integral part of thes

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009 AND 2008
(Stated in Canadian Dollars)

1.	BASIS OF PRESENTATION

The interim financial statements of Entourage Mining Ltd. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in the United States of America. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2008. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s annual report for the year ended December 31, 2008.

2.	MINERAL PROPERTIES

(a) The Pires Gold Project

On June 17, 2009, the Company signed a definitive Mineral Property Option agreement with Infogeo Servicos E Locacoes (“Infogeo”), a private Brazilian company, wherein the Company acquired an option to acquire a 100% interest in the Pires Gold Project (“Pires”).

The Pires Gold Project consists of 5 mineral licenses covering more than 8501 hectares (21,000 acres) located 2.5 hours drive from Brasilia and about 1 hour outside of the small city of Pires do Rio, Goiás State. The property is rectangular in shape and is approximately 13 kilometers long and 3 kilometers wide.

The Pires Property covers sericite schist, chlorite schist and quartzites that have been intensely weathered under oxidizing tropical conditions. Metamorphic foliation of the schists and quartzites dips mainly to the west, and appears to be tightly folded. These metamorphic rocks belong to the Brasilia Belt, a region where terrains from the west have been thrust eastward over the ancient (Archean) Sao Francisco craton.

Overview of the terms of the Pires Mineral Option agreement is as follows:

Expenditure Option

Year I:                         To earn a 40% interest in the property (First Milestone)

i)

the Optionee paying to the Optionor (or its nominee) USD $50,000 as follows: (A) USD$25,000 within seven days of the execution of this Agreement, and (B) USD$25,000 within 45 days of the execution of this Agreement (Completed); and

(ii)	the Optionee expending not less than USD$300,000 in Exploration Expenditures on the Property on or before January16, 2010.

Year II                        To earn an additional 20% (60% Total) (Second Milestone)

(i)	the Optionee paying USD$100,000 to the Optionor (or its nominee) on or before January 16, 2010, and

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009 AND 2008
(Stated in Canadian Dollars)

2. MINERAL PROPERTIES (continued)

(a)	The Pires Gold Project (continued)

(ii)

the Optionee expending not less than USD$300,000 (less the amount by which any Exploration Expenditures pursuant to item (a)(ii) of the Initial Milestone exceeded the First Target) (the “Second Target”) in Exploration Expenditures on the Property between January 17, 2010 and January 16, 2011, inclusive.

Year III              To earn an additional 15% (75% Total) (Third Milestone)

(i)	the Optionee issuing to the Optionor (or its nominee) 100,000 Optionee Shares on or before January 16, 2011 (subject to any regulatory approvals required), and

(ii)

Optionee having spent, by January 16, 2012: sufficient funds to complete and submit the Final Report by January 16, 2012, or has spent an additional USD $1,000,000 of Exploration Expenditures (Any excess expended in years I and II to be applied against this $1,000,000 expenditure requirement.)

Purchase Option                   (Upon completion of the Third Milestone)

Up to 20% of an interest in the Property, by way of the Optionee paying to the Optionor USD$1,000,000 for each 5% increment of an interest in the Property 5% of an interest in the Property, by way of the Optionee paying to the Optionor USD$2,000,000 the final 5% increment of an interest in the Property

On November 13, 2009 the Company and Infogeo agreed to amend the terms of the agreement as follows:

-An extension of the $300,000 (U.S.) year 1 work program in expenditure requirements, from Jan. 17, 2009, to May 31, 2010;
-A revision of the year 2 $100,000 (U.S.) payment due to Infogeo from the company on Jan. 10, 2010;

Consideration to be granted to Infogeo for agreeing to the extension:

-300,000 common shares in the capital stock of the company to be paid in two instalments (on Dec. 16, 2009, and on Jan. 16, 2010);
-Two $50,000 (U.S.) payments (replacing the January, 2010, payment described above) to Infogeo, to be paid on Dec. 16, 2009, and on Jan. 16, 2010.

(b) Doran (Quebec) Project

i) By agreement dated March 15, 2005, the Company obtained an option to acquire a 100% interest in certain mineral properties in south-central Quebec (the “Doran Property”) in exchange for cash payments of $220,000, the issuance of 750,000 common shares and the expenditure of $1,000,000 on the Doran Property over three years, as follows:

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009 AND 2008
(Stated in Canadian Dollars)

2.	MINERAL PROPERTIES (continued) (b) Doran (Quebec) Project (continued)

$35,000 and 125,000 common shares within ten business days of the date of approval of the agreement (paid and issued); $35,000 and 125,000 common shares on or before March 15, 2006 (paid and issued); and expending $200,000 on or before March 15, 2006 (incurred); $75,000 (paid in 2007) and 250,000 common shares on or before March 15, 2007 (issued in 2007- Note 2 iv)); and expending $300,000 on or before March 15, 2007 (incurred by Abbastar Holdings Inc. (“Abbastar”) – Note 2 iii)); and $75,000 (paid in 2008 by Abbastar – Note 2 v)) and 250,000 common shares on or before March 15, 2008 (issued in 2007 – Note 2 iv)); and expend an additional $500,000 on or before March 15, 2008 (incurred by Abbastar).

ii)	The property interest is subject to a 2.5% NSR. The Company has the right to purchase up to three-fifths of the NSR, or 1.5%, for $1,750,000.

iii) On February 13, 2007 the Company entered into an option agreement (the “Option”) with Abbastar Holdings Inc. (“Abbastar”), a TSX Venture Exchange listed company, whereby Abbastar may earn up to a 70% interest in the Doran Property by making a one time cash payment of $100,000 CDN (received) to the Company and expending $5,000,000 on the Doran Property over 4 years (The Company retains the right to purchase the Net Smelter Royalty on the Doran Property). The terms of the Option provide that Abbastar may earn its interest in the Doran property as follows:

20% interest by expending $500,000 on or before February 13, 2008 (spent);
15% additional interest by expending an additional $1,000,000 on or before February 13, 2009;
15% additional interest by expending an additional $1,500,000 on or before February 13, 2010; and
20% additional interest by expending an additional $2,000,000 on or before February 13, 2011.

iv) In consideration for the Doran Property vendor consenting to the Option Agreement with Abbastar, the Company issued the balance of shares (500,000) due to the Doran Property vendor on March 12, 2007.

v) On March 15, 2008, after the final payment of $75,000 was made by Abbastar on behalf of the Company, the Company became the owner of the Doran Property with 20% interest earned by Abbastar by spending $500,000 on the property. The completion of the 2008 fall exploration program, by Abbastar, earned Abbastar an additional 15% interest in the Doran property as outlined above.

3.	CAPITAL STOCK

	a)	Issued Shares

Effective March 6, 2009 the Company's completed a reverse split of its shares of common stock at a ratio of one new share for every ten old shares held. The capitalization of 100,000,000 common shares with no par value remains the same after the reverse stock split.

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009 AND 2008
(Stated in Canadian Dollars)

3.	CAPITAL STOCK (continued)

	a)	Issued Shares (continued)

During the nine months ended September 30, 2009, the Company closed a private placement of 4,037,500 units (the “Units”) at a price of US$0.15 per Unit for a gross proceeds of US$605,625. Each unit consisted of one common share and one share purchase warrant exercisable on or before June 12, 2010 at a price of US$0.20 per share. As at September 30, 2009 the total issued and outstanding shares were 7,268,693.

During the nine months ended September 30, 2009 the Company settled its outstanding legal disputes with CMKM Diamonds Inc. (“CMKM”) and 101047025 Saskatchewan Ltd. (“1010”). As a result of the settlement, CMKM returned 4,500,000 (pre-consolidation 45,000,000) common shares of the Company which were returned to treasury for cancellation. These shares were issued in connection with certain property purchase agreements entered into among the Company, CMKM and 1010 in 2005. In addition, the Company resolved its claim and subsequent 1010 counter-claim, whereby Entourage will return the Smeaton properties to 1010 in return for the withdrawal of all claims against the Company by 1010.

During the nine months ended September 30, 2009, 33,000 shares were issued pursuant to exercise of warrants @US$0.20 per share.

b) Stock Options

All the stock options granted by the Company previously expired in February 2009.

During the nine months ended September 30, 2009 the Company granted a total of 720,000 stock options at an exercise price of US$0.35 per share for a five year term. At September 30, 2009 these 720,000 stock options were outstanding.

c)	Warrants

The following table lists the common share warrants outstanding at June 30, 2008. Each warrant is exchangeable for one common share.

Warrants	Exercise	Expiry
Outstanding	Price	Date

4,004,500	U.S. $0.20	June 12, 2010

ENTOURAGE MINING LTD.
(An Exploration Stage Company)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2009 AND 2008
(Stated in Canadian Dollars)

4.	LOAN PAYABLE

Pursuant to an agreement dated August 4, 2009 the Company borrowed US$25,000 from an arms length party at an interest rate of 12% per annum. The loan is due on December 4, 2009. As an additional consideration for this loan, the lender has been granted options to purchase 100,000 shares of the Company.

5.	RELATED PARTY TRANSACTIONS

During the period ended September 30, 2009, the Company incurred $58,500 (2008 – $225,000) for management fees to directors and officers of the Company.

Amounts payable to related parties at September 30, 2009 of $83,764 (December 31, 2008 - $428,752) is to directors, officer and companies with common directors and officers.

The transactions with related parties have been in the normal course of operations and, in management’s opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

6.	SUBSEQUENT EVENT

320,000 shares were issued @US$0.20 per share, pursuant to exercise of warrants.